SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)*

                       America Online Latin America, Inc.

                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                   02365B100

                                 (CUSIP Number)

                            Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                              AOL Time Warner Inc.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000

                                    Copy to:

                            Jonathan L. Kravetz, Esq.
                           Mintz, Levin, Cohn, Ferris,
                             Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston Massachusetts 02111
                                 (617) 542-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 13, 2001

             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        AOL Time Warner Inc.
        13-4099534

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

               7    SOLE VOTING POWER
                        122,399,584
  NUMBER OF
   SHARES
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY              0
    EACH
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON               122,399,584
    WITH
               10   SHARED DISPOSITIVE POWER
                        240,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        122,639,584

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        67.6%

14   TYPE OF REPORTING PERSON*
        HC

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        America Online, Inc.
        54-1322110

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

               7    SOLE VOTING POWER
                        122,399,584
  NUMBER OF
   SHARES
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY              0
    EACH
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON               122,399,584
    WITH
               10   SHARED DISPOSITIVE POWER
                        240,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        122,639,584

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        67.6%

14   TYPE OF REPORTING PERSON*
        CO

     AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly owned subsidiary, America Online, Inc., a Delaware corporation ("AOL") (collectively, the "Reporting Persons"), hereby file this Amendment No. 2 ("Amendment No. 2") to amend and supplement the Statement on Schedule 13D originally filed on August 22, 2000 and amended on January 22, 2001 (as amended, the "Statement"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA").

     Capitalized terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Statement. The Statement is hereby amended and supplemented by this Amendment No. 2, as set forth below.

Item 4.  Purpose of Transaction

     The response to Item 4 of the Statement is hereby amended by replacing the last paragraph of Item 4 with the following paragraphs:

     As described in Item 6, AOL and certain other stockholders of the Issuer, Banco Itau, S.A, Itau Bank, Ltd. (together, "Itau"), and Aspen Investments LLC and Atlantis Investments LLC (together, "ODC"), have reached agreement in principle with the Issuer to possibly acquire additional equity securities from the Issuer. If such acquisition is consummated, such purchase by AOL would be for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and reserve the right to acquire additional shares of Class A Common Stock, par value $0.01 per share (the "Shares"), in the open market or in privately negotiated transactions with the Issuer or third parties or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things: the availability of Shares for purchase, or the ability to sell Shares, at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board of Directors and controlling stockholders of the Issuer; and other future developments.

     As part of their ongoing review, the Reporting Persons may have additional discussions with third parties, including other stockholders, or with management of the Issuer regarding the foregoing.

     The information set forth or incorporated by reference in Items 6 and 7 is hereby incorporated by reference.

     Except as set forth elsewhere in this Schedule 13D, neither of AOL Time Warner nor AOL has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, although AOL Time Warner and AOL do not rule out the possibility of effecting or seeking to effect any such actions in the future.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The response to Item 6 of the Statement is hereby amended by adding the following paragraphs thereto:

     On February 13, 2001, the Issuer and each of AOL, ODC, and Itau (collectively, the "Stockholders") entered into a letter agreement in principle (the "Letter Agreement in Principle") pursuant to which the Issuer and the Stockholders agreed in principle that the Stockholders would acquire additional equity securities of the Issuer, which, in the case of AOL, would consist of shares of the Issuer's Series D Preferred Stock (the "Series D Shares") having an aggregate value of approximately $66 million based on the average trading price of the Shares at such time in the future as such securities are purchased. There can be no assurance that such negotiations will result in the execution of definitive agreements or any acquisition of Series D Shares; the Letter Agreement in Principle terminates if definitive agreements are not executed by April 15, 2001. The Series D Shares will be issued as part of a new class of the Issuer's securities created in connection with this transaction, and as such will require a certificate of designation to create the new class.

     Any such purchase of Series D Shares is subject to the following conditions: the Issuer and the Stockholders reaching mutual agreement on the terms and conditions of, and executing and delivering, definitive agreements; approval of any such transaction by the Board of Directors of the Issuer (the "AOLA Board"), which will require a favorable recommendation from a special committee of the AOLA Board; the receipt by such special committee of a fairness opinion from an investment bank to be retained by the committee; and any necessary regulatory approvals.

     The foregoing summary of certain provisions of the Letter Agreement in Principle is not intended to be complete and is qualified in its entirety by the complete text of such document, which is included as Exhibit 8 to this Amendment No. 2 and is incorporated herein by reference.

     The statement of beneficial ownership of shares does not include any securities that may be acquired in this possible transaction because of the material contingencies to the consummation thereof, some of which are beyond any of the Reporting Persons' control, and because the pricing for any such acquisition has not been determined. The filing of this amendment to Schedule 13D shall not be construed as an admission for the purposes of Section 13(d) and 13(g) and Regulation 13D-G of the Exchange Act or the rules promulgated thereunder that any of the Reporting Persons is the beneficial owner of any securities of the Issuer pursuant to the Letter Agreement in Principle.

     The information set forth or incorporated by reference in Items 4 and 7 is hereby incorporated by reference.

     Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended by adding the following document as an exhibit:

Exhibit Number                Description

        8 Letter Agreement in Principle, dated as of February 13, 2001, by and among America Online Latin America, Inc. and America Online, Inc., Aspen Investments LLC, Atlantis Investments LLC, Banco Itau, S.A. Cayman Branch and Itau Bank Limited (the "Letter Agreement in Principle").

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        AOL TIME WARNER INC.



Date: February 27, 2001                 By:    /s/ J. Michael Kelly
                                        Name:  J. Michael Kelly
                                        Title: Executive Vice President and
                                                Chief Financial Officer


                                        AMERICA ONLINE, INC.



Date: February 27, 2001                 By:    /s/ Joseph A. Ripp
                                        Name:  Joseph A. Ripp
                                        Title: Executive Vice President, Chief
                                                Financial Officer and Treasurer